For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Confirms Previously Announced Real Estate Transaction

TORONTO - November 23, 2016 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) announced today that it has entered into a definitive agreement for a real estate transaction for proceeds to the Company of $70 million, as previously disclosed in its second quarter earnings report dated September 7, 2016. This transaction is subject to customary closing conditions and is expected to close in early December, 2016. This transaction will not result in any store closures.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 145 corporate stores, 76 Hometown stores, over 1,000 catalogue and online merchandise pick-up locations, 80 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.